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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                               SCHEDULE 14D-9/A

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                AMENDMENT NO. 6

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                         SANTA FE PACIFIC CORPORATION
                           (Name of Subject Company)

                         SANTA FE PACIFIC CORPORATION
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                          Common Stock - 802183 10 3
                     (CUSIP Number of Class of Securities)

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                              Jeffrey R. Moreland
                   Vice President - Law and General Counsel
                         Santa Fe Pacific Corporation
                              1700 East Golf Road
                        Schaumburg, Illinois 60173-5860
                                (708) 995-6000

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

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                                   Copy to:
                                Scott J. Davis
                             Mayer, Brown & Platt
                           190 South LaSalle Street
                          Chicago,Illinois 60603-3441
                                (312) 782-0600

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        Santa Fe Pacific Corporation (the "Company") hereby amends and supplements its statement on Schedule 14D-9 (the "Original Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by amendments No. 1 through 5 thereto. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        (a) Nature of Solicitation or Recommendation. The Board of Directors of Santa Fe Pacific Corporation (the "Company" or "Santa Fe") continues to recommend that stockholders do not accept the Union Pacific Offer.

        (b) Reasons for Position. On December 18, 1994, the Company and Burlington Northern amended their merger agreement to provide for a change to the exchange ratio in the merger and to provide for cash tender offers (the "Santa Fe/Burlington Northern Offer") by the Company and Burlington Northern at $20 per share to acquire up to a combined 63,000,000 shares of Common Stock, or approximately 33 percent of the shares of Common Stock outstanding.

        The Santa Fe/Burlington Northern Offer allows stockholders who wish to do so to receive cash, at a premium over recent trading prices for the Common Stock, without waiting for ICC approval of the Merger. At the same time, the revised transaction structure allows the Company's stockholders to participate in the ownership of the combined company.

        The Company's Board of Directors believes that a Santa Fe/Burlington Northern combination is an excellent strategic fit, presents substantial long-term benefits and is likely to receive ICC approval. The Company's board of directors has also concluded that the revised Santa Fe/Burlington Northern Merger Agreement is superior to the Union Pacific Offer, especially on a long-term basis.

        The Company's Board of Directors has unanimously approved the revised Santa Fe/Burlington Northern Merger Agreement and recommends that those stockholders who wish to receive cash for a portion of their shares accept the Santa Fe/Burlington Northern Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

        (a) On November 29, 1994, the Company announced that it would meet with Union Pacific in an effort to clarify and improve Union Pacific's Offer.

        Representatives of Union Pacific and its counsel, advisors and consultants have been given access to various financial, legal and other information relating to the Company. Certain representatives and advisors of Union Pacific were also invited to the Company's offices where representatives of the Company and representatives of Union Pacific exchanged certain additional financial information. The Company and Union Pacific have engaged in discussions regarding the possible terms of a merger agreement between the Company and Union Pacific.

        (b) On December 18, 1994, the Company and Burlington Northern amended their merger agreement to provide for a change to the exchange ratio in the Merger and cash tender offers for the Company's stock by the Company and Burlington Northern, as set forth above.

        The Santa Fe/Burlington Northern Offer formally commenced on December 23, 1994 and, unless extended, is scheduled to expire on January 30, 1995.


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Item 9. Material to be Filed as Exhibits.

                                 EXHIBIT INDEX

Exhibit                                                          Sequential
  No.                   Description                               Numbered
- -------                 -----------                                 Page
                                                                 ----------

Exhibit 1       - Pages 36 to 39 of the Company's
                Joint Proxy Statement/Prospectus
                dated October 12, 1994.*

Exhibit 2       - Form of Letter to Stockholders of
                the Company, dated November 22,
                1994.*

Exhibit 3       - Form of Press Release issued by
                the Company on November 22, 1994.*

Exhibit 4       - Press Release issued by the
                Company on November 29, 1994.**

Exhibit 5       - Form of Letter to shareholders of
                the Company, dated December 1,
                1994.**

Exhibit 6       - Press Release issued by the
                Company on December 13, 1994.***

Exhibit 7       - Form of Letter to shareholders of
                the Company, dated December 14,
                1994.****

Exhibit 8       - Press Release issued by the
                Company on December 14, 1994.****

Exhibit 9       - Press Release issued by the
                Company on December 15, 1994.*****

Exhibit 10      - Press Release issued by the
                Company on December 17, 1994.#

Exhibit 11      - Press Release issued by the
                Company on December 18, 1994.#

                *  Previously filed with the Original
                   Schedule 14D-9

                ** Previously filed with Amendment No. 1.

                *** Previously filed with Amendment No. 2.

                **** Previously filed with Amendment No. 3.

                ***** Previously filed with Amendment No. 4.

                #     Previously filed with Amendment No. 5.



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SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 27, 1994            /s/ Jeffrey R. Moreland
- -----------------            -----------------------
     (Date)                  Jeffrey R. Moreland
                             Vice President - Law
                             and General Counsel